SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF n° 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE REGULAR MEETING OF THE AUDIT AND CONTROL COMMITTEE HELD ON FEBRUARY 16, 2011.

1. Date, time and place: February 16, 2011, at 09:00 a.m., on Av. Roque Petroni Junior, 1.464, 6º andar, Morumbi, São Paulo – SP.

2. Presiding Board: Antonio Gonçalves de Oliveira – Chairman, and Michelle Morkoski Landy – Secretary.

3. Instatement: the meeting was instated with the attendance of the undersigned members of the Audit and Control Committee. The attendance of the meeting by audio-conference by Messrs. Rui Manuel de M. D’Espiney Patrício and José Guimarães Monforte was recorded. The meeting was also attended by Mrs. Cristiane Barretto Sales, Executive Vice-President of Finance, Planning and Control; Mrs. Viviane Souza Miranda, Internal Audit Officer, and Messrs. João Orlando Carneiro, Budget and Controllership Officer; Paulo Martins, Information Safety Officer; Carlos Raimar Schoeninger, Investor Relations Officer; Giuliano Augusto de Melo, Accounting Manager; José Humberto Lima Filho, Financial Audit Manager; Marcus Vinicius Lanzelotti, Risk Assessment Officer and Messrs. Drayton Teixeira Melo and Cassio Oliveira Barbosa, representatives of the Independent Auditors – Ernst & Young Terco Auditores Independentes (“E&Y”).

4. Agenda and Resolution:

4. 1 Presentation and comments on the financial statements, accompanied with the independent auditors’ opinion and the Management’s annual report, for fiscal year ended on 12/31/2010: Mrs. Cristiane Barretto Sales presented and commented on the operating results and the consolidated financial information for fiscal year ended on December 31, 2010. The members of the Audit and Control Committee examined the financial statements and discussed the matter with the Management, issuing their opinion to the Board of Directors, without proviso, which opinion is filed with the Company’s head-office, as an attachment to these minutes.

Since there was no other business to be transacted, the meeting was closed, and these minutes were drawn-up, having been read, approved and signed by the members of the Audit and Control Committee and by the Secretary, and transcribed in the proper book.

Antonio Gonçalves de Oliveira President, Audit and Control Committee	José Guimarães Monforte Member, Audit and Control Committee
Rui Manuel de M. D´Espiney Patrício Member, Audit and Control Committee	Michelle Morkoski Landy Secretary

AUDIT AND CONTROL COMMITTEE’s OPINION

The members of the Audit and Control Committee of Vivo Participações S.A., in the exercise of their legal duties and responsibilities, as set forth in letter “b”, of article 8 of the Audit and Control Committee Internal Bylaws, have examined the financial statements, accompanied with the independent auditors’ opinion and the Management’s annual report for the fiscal year ended on December 31, 2010 (“2010 Annual Financial Statements”) and, considering the information provided by the Company’s Management and by Ernst & Young Auditores Independentes S.S., as well as the proposal for allocation of the profit for Fiscal Year 2010 and the Capital Budget Proposal for the fiscal year to end at December 31, 2011, hereby express their unanimous opinion to the effect that the above referred documents fairly reflect, in all material aspects, the equity and financial position of the Company and of its subsidiary, and recommend their approval by the Board of Directors of the Company and their submission to the General Shareholders’ Meeting, under the terms of the Corporations Act.

São Paulo, February 16, 2011.

Antonio Gonçalves de Oliveira
President, Audit and Control Committee

Rui Manuel de M. D´Espiney Patrício
Member, Audit and Control Committee

José Guimarães Monforte
Member, Audit and Control Committee

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2011

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.